UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated January 4, 2011.

FOR IMMEDIATE RELEASE

Information of interest for the market

For more information please contact:

Rosita Covarrubias / Carolina Burgos

Investor Relations Department

www.ccu-sa.com

(56-2) 427-3581 or 427-3104

CCU ANNOUNCES ENTRY TO CIDER BUSINESS IN ARGENTINA

(Santiago, Chile, December 27, 2010) – CCU reported today that its Argentinean subsidiary Compañía Industrial Cervecera S.A. (CICSA) directly and indirectly acquired shares of the Argentinean companies Saénz Briones S.A. and Sidra La Victoria S.A. Through this transaction CICSA became the majority shareholder and controller of the referred companies. These companies own the assets used in the production, packaging and marketing of Cider and other Spirits businesses in Argentina; these beverages are marketed through several brands, the main being Sidra Real and Sidra La Victoria. The price of these acquisitions was U.S. $ 13,2 million.

This transaction is in line with the Company’s strategic plan with regards to the development of a multicategory business in Argentina.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: January 4, 2011